 Exhibit 99.5

LIVEREEL TO ENTER COLORADO CANNABIS MARKET

TORONTO, ONTARIO, November 7th, 2017 – LiveReel Media Corporation (OTCQB: LVRLF) (“LiveReel” or the “Company”) announced today that the Company has entered into a letter of intent (the “LOI”) to provide a suite of services and investment financing to a Colorado-based corporation (the “Target”) that is in the process of becoming an owner and operator of a Medical and Retail Marijuana Infused Product facility in Denver, Colorado.

The services provided by the Company will include, but are not limited to, general consulting, real estate and financial advisory, industry know-how on recommended equipment purchases and facility design. The Company will also provide access to brand and IP licensing opportunities for the Target to manufacture and distribute in the State of Colorado. LiveReel will not hold any equity interest in the Target or its licenses.

“This is an important initial opportunity for LiveReel as the Colorado cannabis market, while mature and competitive, is a key launching point for LiveReel’s brand and IP licensing opportunities,” stated Mr. Taz Turner, Interim CEO of LiveReel. He added, “We have begun discussions with third-party brand owners and are also developing our own proprietary brands with a planned launch in the first half of 2018. We will continue to focus on adding investments in multiple jurisdictions to enable LiveReel to bring brands to a broader consumer base while ensuring a consistent quality and experience of our products.”

About LiveReel
LiveReel is Canadian-domiciled company focused on the identification and evaluation of other assets or businesses for purchase in the media, technology and consumer industries. Management is currently evaluating investment opportunities related to the processing and production verticals of the cannabis sector.

Contact:
Taz Turner
Interim CEO
T: (917) 843-2169
E: taz@cordovacann.com